May 20, 2005


Mail Stop 4561

Janice R. Browning
Controller
Southfirst Bancshares, Inc.
126 North Norton Ave.
Sylacauga, Alabama 35150

Re:	Southfirst Bancshares, Inc. Form 10-KSB/A
	Filed January 7, 2005
	File No. 001-13640

Dear Ms. Browning:

      We have reviewed your filing and have the following comment. We have limited our review to only the issues raised in our comment.
In our comment, we have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Provision for Loan Losses - page 25

1. Supplementally provide us with a time line that details what information you had and when you had it regarding the acquisition and development loan in Columbiana, Alabama. Pertinent information would include the amount of the commitment, disbursements of funds, payment history, appraised values of collateral, correspondence, indications of potential loss on the loan, etc. Please provide additional commentary which supports the provision for loan loss recorded for the above loan by quarter starting with the quarter ended September
30, 2002 through the most recent quarter.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions.

Sincerely,



Paul Cline
Senior Accountant

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Janice R. Browning
Southfirst Bancshares, Inc.
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